CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Capped Leveraged Index Return Notes® Linked to the Natural Gas Futures Contract	1,935,011	$10.00	$19,350,110.00	$2,492.29

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-180488

(To Prospectus dated March 30, 2012, Prospectus

Supplement dated March 30, 2012 and Product

Supplement LIRN-3 dated April 2, 2012)

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page S-9 of product supplement LIRN-3.

The initial estimated value of the notes as of the pricing date is $9.77 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-10 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.000	$19,350,110.000
Underwriting discount	$0.225	$435,377.475
Proceeds, before expenses, to BAC	$9.775	$18,914,732.525

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

July 2, 2014

1,935,011 Units
$10 principal amount per unit
CUSIP No. 06053M294
Pricing Date July 2, 2014 Settlement Date July 10, 2014 Maturity Date August 2, 2017
Capped Leveraged Index Return Notes® Linked to the Natural Gas Futures Contract
¡ Maturity of approximately three years
¡ 2-to-1 upside exposure to increases in the price of the Natural Gas Futures Contract, subject to a capped return of 30%
¡ 1-to-1 downside exposure to decreases in the price of the Natural Gas Futures Contract beyond a 10% decline, with up to 90% of your principal at risk
¡ All payments occur at maturity and are subject to the credit risk of Bank of America Corporation
¡ No periodic interest payments
¡ Limited secondary market liquidity, with no exchange listing

Capped Leveraged Index Return Notes® Linked to the Natural Gas Futures Contract, due August 2, 2017

Summary

The Capped Leveraged Index Return Notes® Linked to the Natural Gas Futures Contract, due August 2, 2017 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the Natural Gas Futures Contract described below (the “Natural Gas Futures Contract”), is greater than its Starting Value. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 Original Offering Price per unit and will depend on our credit risk and the performance of the Natural Gas Futures Contract. See “Terms of the Notes” below.

The economic terms of the notes (including the Capped Value) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. This initial estimated value was determined based on our and our affiliates’ pricing models, which take into consideration our internal funding rate and the market prices for the hedging arrangements related to the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-10.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately three years
Market Measure:

The front month futures contract for Natural Gas (the “Natural Gas Futures Contract”) traded on the New York Mercantile Exchange, Inc. (“NYMEX”) and displayed on Bloomberg Page “NG1 <CMDTY>” (or any applicable successor page). The contract that was used to determine the Starting Value was the contract scheduled for delivery in August 2014 and the contract that will be used to determine the Ending Value is expected to be the contract scheduled for delivery in August 2017.

Starting Value:	4.357
Ending Value:

The official settlement price of the Natural Gas Futures Contract on the NYMEX, as reported on Bloomberg L.P. on the scheduled calculation day. The calculation day is subject to postponement if a Market Disruption Event occurs, as described on page S-22 of product supplement LIRN-3.

Threshold Value:	3.92 (90% of the Starting Value, rounded to two decimal places).
Participation Rate:	200%
Capped Value:	$13.00 per unit, which represents a return of 30.00% over the Original Offering Price.
Calculation Day:	July 26, 2017
Fees and Charges:	The underwriting discount of $0.225 per unit listed on the cover page.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Capped Leveraged Index Return Notes®	TS-2

Capped Leveraged Index Return Notes® Linked to the Natural Gas Futures Contract, due August 2, 2017

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement LIRN-3 dated April 2, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512146420/d326518d424b5.htm

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-866-500-5408. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LIRN-3. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Natural Gas Futures Contract will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Natural Gas Futures Contract decreases from the Starting Value to an Ending Value that is below the Threshold Value.

▪	You accept that the return on the notes, if any, will be capped.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪	You are willing to forgo the rights and benefits of owning natural gas or any related futures contract.

▪	You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Natural Gas Futures Contract will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive the rights and benefits of owning natural gas or any related futures contract.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Capped Leveraged Index Return Notes®	TS-3

Capped Leveraged Index Return Notes® Linked to the Natural Gas Futures Contract, due August 2, 2017

Hypothetical Payout Profile and Examples of Payments at Maturity

This graph reflects the returns on the notes, based on the Participation Rate of 200%, the Threshold Value of 90% of the Starting Value, and the Capped Value of $13.00. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in natural gas, as measured by the Natural Gas Futures Contract.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, a Threshold Value of 90, the Participation Rate of 200%, the Capped Value of $13.00 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Market Measure, see “The Natural Gas Futures Contract” section below. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
0.00		-100.00%	$1.00		-90.00%
50.00		-50.00%	$6.00		-40.00%
80.00		-20.00%	$9.00		-10.00%
90.00	(1)	-10.00%	$10.00		0.00%
94.00		-6.00%	$10.00		0.00%
95.00		-5.00%	$10.00		0.00%
97.00		-3.00%	$10.00		0.00%
100.00	(2)	0.00%	$10.00		0.00%
102.00		2.00%	$10.40		4.00%
105.00		5.00%	$11.00		10.00%
110.00		10.00%	$12.00		20.00%
120.00		20.00%	$13.00	(3)	30.00%
130.00		30.00%	$13.00		30.00%
140.00		40.00%	$13.00		30.00%
150.00		50.00%	$13.00		30.00%
160.00		60.00%	$13.00		30.00%

(1)	This is the hypothetical Threshold Value.

(2)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 4.357, which was the settlement value of the Natural Gas Futures Contract on the pricing date.

(3)	The Redemption Amount per unit cannot exceed the Capped Value.

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Capped Leveraged Index Return Notes® Linked to the Natural Gas Futures Contract, due August 2, 2017

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value: 100.00
Threshold Value: 90.00
Ending Value: 80.00

$10 –	[	$10 ×	(90 – 80)	]	= $9.00	Redemption Amount per unit
100

Example 2

The Ending Value is 95.00, or 95.00% of the Starting Value:

Starting Value: 100.00
Threshold Value: 90.00
Ending Value: 95.00

Redemption Amount (per unit) = $10.00, the Original Offering Price, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.

Example 3

The Ending Value is 105.00, or 105.00% of the Starting Value:

Starting Value: 100.00
Ending Value: 105.00

$10 +	[	$10 × 200% ×	(105 – 100)	]	= $11.00 Redemption Amount per unit
100

Example 4

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value: 100.00
Ending Value: 130.00

$10 +	[	$10 × 200% ×	(130 – 100)	]	= $16.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $13.00 per unit
100

Capped Leveraged Index Return Notes®	TS-5

Capped Leveraged Index Return Notes® Linked to the Natural Gas Futures Contract, due August 2, 2017

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-9 of product supplement LIRN-3, page S-5 of the MTN prospectus supplement, and page 8 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Natural Gas Futures Contract as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Natural Gas Futures Contract.

▪	The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

▪	The public offering price you pay for the notes exceeds the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the price of the Natural Gas Futures Contract, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-10. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

▪	The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Natural Gas Futures Contract, our creditworthiness and changes in market conditions.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business activities as a full service financial institution, including our commercial and investment banking activities, our hedging and trading activities (including trades in natural gas and related futures contracts) and any hedging and trading activities we engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Ownership of the notes will not entitle you to any rights with respect to natural gas, the Natural Gas Futures Contract, or any related futures contracts.

▪	Suspensions or disruptions of trading in natural gas, the Natural Gas Futures Contract and related futures contracts may adversely affect the value of the notes.

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page S-34 of product supplement LIRN-3.

Capped Leveraged Index Return Notes®	TS-6

Capped Leveraged Index Return Notes® Linked to the Natural Gas Futures Contract, due August 2, 2017

Additional Risk Factors

The price movements in the Natural Gas Futures Contract may not correlate with changes in the spot price of natural gas.

The Natural Gas Futures Contract is a futures contract for natural gas that trades on the NYMEX. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The notes are linked to the Natural Gas Futures Contract and not to the spot price of natural gas, and an investment in the notes is not the same as buying and holding natural gas. While price movements in the Natural Gas Futures Contract may correlate with changes in the spot price of natural gas, the correlation will not be perfect and price movements in the spot market for natural gas may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot price of natural gas may not result in an increase in the price of the Natural Gas Futures Contract. The price of the Natural Gas Futures Contract may decrease while the spot price for natural gas remains stable or increases, or does not decrease to the same extent. Moreover, any historical correlation between price movements in the spot price of natural gas and the Natural Gas Futures Contract are not necessarily indicative of their future correlation.

The market value of the notes may be affected by price movements in distant-delivery futures contracts for natural gas.

The price movements in the Natural Gas Futures Contract may not be reflected in the market value of the notes. If you are able to sell your notes in any secondary market, the price you receive could be affected by changes in the values of futures contracts for natural gas that have more distant delivery dates than the Natural Gas Futures Contract. The prices for these distant-delivery futures contracts may not increase to the same extent as the prices of the Natural Gas Futures Contract, or may decrease to a greater extent, which may adversely affect the value of the notes.

The notes include the risk of a concentrated position in a single commodity.

The notes are linked to a single exchange-traded physical commodity underlying the Natural Gas Futures Contract, natural gas. An investment in the notes may therefore carry risks similar to a concentrated investment in a single commodity. Accordingly, a decline in the value of natural gas may adversely affect the price of the Natural Gas Futures Contract and the value of the notes. Technological advances, the discovery of new natural gas reserves or the ability to access known or new reserves using new techniques could lead to increases in production of natural gas and corresponding decreases in the price of natural gas. In addition, further development and commercial exploitation of alternative energy sources and technologies, including solar, wind, or geothermal energy and hybrid and electric automobiles, could reduce the demand for natural gas and result in lower prices. As a result of any of these events, the value of the notes could decrease.

Natural gas prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the value of the notes.

Trading in futures contracts on commodities, including natural gas, is highly speculative. Historically, natural gas prices have been extremely volatile. They are affected by numerous factors, including natural gas supply and demand (whether actual, perceived, anticipated, unanticipated or unrealized), weather conditions, changes in government, industrial and consumer demand, the level of global industrial activity, price changes in alternative sources of energy, variations in production and shipping costs, inventory levels and adjustments to inventory, political events and policies, regulations (including environmental regulations), agriculture, trade, technological developments, and supply disruptions. Market expectations about these events and speculative activity also may cause natural gas prices to fluctuate unpredictably. If the volatility of natural gas and the Natural Gas Futures Contract increases or decreases, the value of the notes may be adversely affected. Additionally, the development of substitute products for natural gas could adversely affect the value of the Natural Gas Futures Contract and the value of the notes.

The policies of the NYMEX are subject to change, in a manner which may reduce the value of the notes.

The policies of the NYMEX concerning the manner in which the price of natural gas is calculated may change in the future. The NYMEX is not our affiliate, and we have no ability to control or predict the actions of the NYMEX. The NYMEX may also from time to time change its rules or bylaws or take emergency action under its rules. The NYMEX may discontinue or suspend calculation or dissemination of information relating to the Natural Gas Futures Contract. Any such actions could affect the price of the Natural Gas Futures Contract, and therefore, the value of the notes.

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Capped Leveraged Index Return Notes® Linked to the Natural Gas Futures Contract, due August 2, 2017

Other Terms of the Notes

The provisions of this section supersede and replace the definition of “Market Disruption Event” set forth in product supplement LIRN-3.

Market Disruption Event

A “Market Disruption Event” means any of the following events as determined by the calculation agent:

(A)	the suspension of, or material limitation on, trading in the Natural Gas Futures Contract, or options related to the Natural Gas Futures Contract, on the Relevant Market (as defined below);

(B)	the official settlement price for the Natural Gas Futures Contract is a “limit price,” which means that the official settlement price for such contract for a day has increased or decreased from the previous day’s official settlement price by the maximum amount permitted under applicable NYMEX rules;

(C)	the failure of trading to commence, permanent discontinuance of trading, or a discontinuance of trading at or within 10 minutes of the close, in the Natural Gas Futures Contract, or options related to the Natural Gas Futures Contract, on the Relevant Market;

(D)	the failure of the NYMEX to calculate or publish the official settlement price of Natural Gas Futures Contract for that day (or the information necessary for determining the official settlement prices); or

(E)	any other event which the calculation agent determines, in its sole discretion, materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect in connection with the notes.

For the purpose of determining whether a Market Disruption Event has occurred:

(A)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B)	a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the NYMEX in the Relevant Market under ordinary circumstances.

“Relevant Market” means the market on which members of the NYMEX, or any successor thereto, quote prices for the buying and selling of the Natural Gas Futures Contract, or if such market is no longer the principal trading market for the Natural Gas Futures Contract or options on the Natural Gas Futures Contract, such other exchange or principal trading market for the Natural Gas Futures Contract, as determined in good faith by the calculation agent, which serves as the source of prices for Natural Gas Futures Contract, and any principal exchanges where options on Natural Gas Futures Contract are traded.

The Natural Gas Futures Contract

We have derived all information regarding the Natural Gas Futures Contract and the NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, the NYMEX. The consequences of the NYMEX discontinuing trading in the Natural Gas Futures Contract are discussed in the section entitled “Description of LIRNs — Discontinuance of a Market Measure” beginning on page S-27 of product supplement LIRN-3. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation or dissemination of information relating to the Natural Gas Futures Contract.

The Futures Market

An exchange-traded futures contract, such as the Natural Gas Futures Contract, provides for the future purchase and sale of a specified type and quantity of a commodity, at a particular price and on a specific date. Futures contracts are standardized so that each investor trades contracts with the same requirements as to quality, quantity, and delivery terms. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date. Exchange-traded futures contracts are traded on organized exchanges such as the NYMEX, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.

The New York Mercantile Exchange

NYMEX, located in New York City, is the world’s largest physical commodities futures exchange and one of four “Designated Contract Markets” (each, a self-regulatory exchange) comprising the CME Group Inc. (the “CME Group”). It offers futures contracts and options on futures contracts based on energy and metals commodities and clearing services for privately negotiated energy transactions. NYMEX uses an open outcry trading facility during the day and has an electronic trading system after hours. NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. The establishment of energy futures trading on NYMEX occurred in 1978, with the introduction of heating oil futures contracts. NYMEX opened trading in leaded gasoline futures in 1981, followed by crude oil futures contracts in 1983 and unleaded gasoline futures contracts in 1984. In August 2008, NYMEX was acquired by CME Group.

Capped Leveraged Index Return Notes®	TS-8

Capped Leveraged Index Return Notes® Linked to the Natural Gas Futures Contract, due August 2, 2017

NYMEX members include individual traders, as well as most of the world’s largest banks, hedge funds, and brokerage and investment houses. Members can execute trades for their own accounts, for clearing firm accounts, for the accounts of other members, or for the accounts of customers of clearing firms. NYMEX memberships can be bought, sold, and leased. Applicants for membership must meet certain business integrity and financial requirements. They must also comply with the provisions of the Commodity Exchange Act and the rules and regulations issued by the CFTC, and register with the National Futures Association either as a floor trader or floor broker if they intend to access the trading floors. NYMEX’s board of directors adopts rules and regulations governing the trading on the exchange, as well as to maintain appropriate business conduct and to provide protection to the public in its dealings with NYMEX and its members.

The Natural Gas Futures Contract

The Natural Gas Futures Contract is the front-month Henry Hub natural gas futures contract traded on NYMEX. The front-month contract is the contract with the expiration date closest to the current date, which is often in the same month. Trading in Henry Hub natural gas futures is regularly conducted in all calendar months. The contract is widely used as a national benchmark price for natural gas, which accounts for almost a quarter of U.S. energy, and is the second highest volume futures contract in the world based on a physical commodity. The Natural Gas Futures Contract trades in units of 10,000 mmBtu and requires physical delivery of the commodity at the Henry Hub in Louisiana, a nexus of 16 intra- and interstate natural gas pipeline systems that draws supplies from the region’s gas deposits. The Natural Gas Futures Contract is published by Bloomberg under the symbol NG1 <Cmdty>.

The following summarizes selected specifications relating to the Natural Gas Futures Contract:

▪	Price Quotation: U.S. dollars and cents per mmBtu.

▪	Minimum Daily Price Fluctuation: $0.001 (0.1¢) per mmBtu.

▪	Maximum Daily Price Fluctuation: NYMEX rules provide for daily price fluctuation limits for the Natural Gas Futures Contract of $1.50 per mmBtu above or below the previous day’s settlement price.

▪	Last Trading Day: Trading of any delivery month shall cease three business days prior to the first day of the delivery month. In the event that the originally listed expiration day is declared a holiday, expiration will move to the business day immediately prior.

The following graph shows the monthly historical performance of the Natural Gas Futures Contract in the period from January 2008 through June 2014. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the settlement price of the Natural Gas Futures Contract was 4.357.

This historical data on the Natural Gas Futures Contract is not necessarily indicative of the future performance of the Natural Gas Futures Contract or what the value of the notes may be. Any historical upward or downward trend in the price of the Natural Gas Futures Contract during any period set forth above is not an indication that the price of the Natural Gas Futures Contract is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Natural Gas Futures Contract.

Capped Leveraged Index Return Notes®	TS-9

Capped Leveraged Index Return Notes® Linked to the Natural Gas Futures Contract, due August 2, 2017

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Natural Gas Futures Contract. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as our internal funding rate, is generally lower by an amount that we do not expect to exceed 0.50% per annum (equivalent to not more than $0.15 per unit). This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Natural Gas Futures Contract and the $10 per unit Original Offering Price . In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Natural Gas Futures Contract, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

Since hedging entails risk and may be influenced by unpredictable market forces, profits and losses from hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors — General Risks Relating to LIRNs” beginning on page S-9 and “Use of Proceeds” on page S-19 of product supplement LIRN-3.

Capped Leveraged Index Return Notes®	TS-10

Capped Leveraged Index Return Notes® Linked to the Natural Gas Futures Contract, due August 2, 2017

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Natural Gas Futures Contract.

▪	Under this characterization and tax treatment of the notes, a U.S. Holder (as defined beginning on page 62 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

▪	Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page 85 of the prospectus), will generally apply to payments made after June 30, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-34 of product supplement LIRN-3.

Validity of the Notes

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated March 30, 2012 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC, and the notes have been delivered against payment therefor as contemplated in this Note Prospectus, all in accordance with the provisions of the Senior Indenture, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated March 30, 2012, which has been filed as an exhibit to BAC’s Registration Statement relating to the notes filed with the SEC on March 30, 2012.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Capped Leveraged Index Return Notes®	TS-11

Capped Leveraged Index Return Notes® Linked to the Natural Gas Futures Contract, due August 2, 2017

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Leveraged Index Return Notes®” and “LIRNs®” are our registered service marks.

Capped Leveraged Index Return Notes®	TS-12